EXHIBIT 11. STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

(Unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES

	Three Months Ended June		Six Months Ended June
	30,		30,
	2003	2002	2003	2002

	(Dollars and shares in millions except per-share data)
BASIC
Net income	$692.2	$658.5	$1,099.2	$1,287.7

Average number of common shares outstanding	1,076.8	1,077.3	1,076.4	1,077.1
Contingently issuable shares	—	—	—	.1

Adjusted average shares	1,076.8	1,077.3	1,076.4	1,077.2

Basic earnings per share	$.64	$.61	$1.02	$1.20

DILUTED
Net income	$692.2	$658.5	$1,099.2	$1,287.7

Average number of common shares outstanding	1,076.8	1,077.3	1,076.4	1,077.1
Incremental shares – stock options and contingently issuable shares	5.6	9.1	5.8	9.8

Adjusted average shares	1,082.4	1,086.4	1,082.2	1,086.9

Diluted earnings per share	$.64	$.61	$1.02	$1.18